Exhibit 99.4

Third Quarter 2014

Message from the Chairman of the Board
and the President and Chief Executive Officer

Third quarter	For the third quarter of 2014, Hydro-Québec posted a net result of $351 million, compared to $312 million in 2013. This $39-million increase is mainly due to a decrease in financial expenses.

Summary of operations for the first three quarters

For the nine months ended September 30, 2014, Hydro-Québec’s net result totaled $2,581 million, or $445 million more than the $2,136 million recorded in 2013. This increase is mainly due to the very cold temperatures in winter 2014, which led to growth in Hydro-Québec Production’s net electricity exports as well as in the Québec market’s contribution.

Consolidated operations for the first three quarters

Revenue totaled $10,150 million, compared to $9,358 million a year earlier.

Revenue from electricity sales in Québec amounted to $8,508 million, or $457 million more than in 2013, mainly because of the very cold temperatures in winter 2014 and the April 1, 2013 and 2014 rate adjustments. This increase was mitigated, however, by a decline in revenue from special contracts with certain large industrial customers in Québec.

Revenue from electricity sales on markets outside Québec was $1,275 million, compared to $1,101 million in 2013. This $174-million increase is due to growth in Hydro-Québec Production’s export revenue as a result of the very cold temperatures that drove up market prices in 2014.

Other revenue totaled $367 million, a $161-million increase compared to 2013 that is mainly related to amounts due to Hydro-Québec for the additional supply costs incurred in winter 2014.

Total expenditure amounted to $5,749 million, or $342 million more than in 2013. Electricity and fuel purchases increased by $343 million because of a $403-million rise in electricity supplies purchased by Hydro-Québec Distribution from third parties. Of this amount, $163 million was allocated to wind power purchases and $214 million went toward meeting ad hoc requirements stemming from the very cold temperatures in winter 2014.

Segmented operations for the first three quarters

Generation

Hydro-Québec Production recorded a net result of $1,798 million, compared to $1,427 million in 2013. This $371-million increase is due to the very cold temperatures in winter 2014. Net electricity exports generated $214 million more than last year as a result of higher market prices. The Québec market’s contribution increased by $129 million, mainly because of the additional peak supplies provided by Hydro-Québec Production to Hydro-Québec Distribution.

Transmission

Hydro-Québec TransÉnergie’s net result amounted to $514 million, a $98-million increase over 2013 that is partly due to a $67-million increase in revenue from native-load transmission service following a decision handed down by the Régie de l’énergie. It is also owing to the fact that last year, the division had recorded a $38-million adjustment related to its 2013 rate case.

Distribution

Hydro-Québec Distribution posted a net result of $157 million, compared to $231 million in 2013. Revenue from electricity sales increased by $556 million due to the very cold temperatures in winter 2014 and the April 1, 2013 and 2014 rate adjustments. Other revenue also increased, mainly on account of the amounts due to Hydro-Québec for the additional supply costs incurred in winter 2014. Net electricity purchases and the related transmission costs rose by $707 million, primarily because of temperatures. Supplies from third parties thus increased by $403 million due to wind power purchases and ad hoc winter requirements, while supplies from Hydro-Québec Production increased by $252 million.

Construction

The Construction segment includes activities related to the projects carried out by Hydro-Québec Équipement et services partagés and by Société d’énergie de la Baie James (SEBJ).

The volume of activity at Hydro-Québec Équipement et services partagés and SEBJ totaled $1,660 million, compared to $1,756 million in 2013. Projects under way for Hydro-Québec Production include ongoing construction of the Romaine hydroelectric complex. Work in progress for Hydro-Québec TransÉnergie includes expansion of the transmission system in the Minganie region, the addition of a 735/315-kV section and related work at Bout-de-l’Île substation as well as various projects stemming from continued investment in asset sustainment.

Page 2	Third Quarter 2014

Investment	In the first nine months of 2014, Hydro-Québec invested $2,725 million in property, plant and equipment and intangible assets, compared to $2,920 million in 2013.

Most of Hydro-Québec Production’s investments were allocated to the construction of the Romaine complex.

Hydro-Québec TransÉnergie continued investing in its transmission system. As part of its growth projects, it continued construction of Romaine-2 substation and the 735-kV line that will connect it to Arnaud substation. The division also carried out maintenance and improvement activities to ensure the long-term operability of its transmission assets.

Hydro-Québec Distribution kept up investments to handle the growth of its Québec customer base and to ensure the long-term operability of its facilities.

Financing	During the third quarter of 2014, Hydro-Québec issued variable-rate notes for a total amount of $1.0 billion, maturing in 2019. This borrowing was made on the Canadian market.

The funds will be used to support part of the investment program and to refinance maturing debt.

	Michael D. Penner	Thierry Vandal

	Chairman of the Board	President and Chief Executive Officer

November 14, 2014

Third Quarter 2014	Page 3

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

CONSOLIDATED STATEMENTS OF OPERATIONS

In millions of Canadian dollars (unaudited)		Three months ended September 30		Nine months ended September 30
	Notes	2014	2013	2014	2013
Revenue	3	2,660	2,658	10,150	9,358

Expenditure
Operations		544	566	1,724	1,790
Electricity and fuel purchases		335	320	1,440	1,097
Depreciation and amortization	4	607	603	1,843	1,783
Taxes		230	230	742	737
		1,716	1,719	5,749	5,407

Operating result		944	939	4,401	3,951
Financial expenses	5	593	620	1,820	1,828

Result from continuing operations		351	319	2,581	2,123
Result from discontinued operations		–	(7)	–	13

Net result		351	312	2,581	2,136

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

In millions of Canadian dollars (unaudited)	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013

Balance, beginning of period	17,798	16,657	15,568	14,833
Net result	351	312	2,581	2,136

Balance, end of period	18,149	16,969	18,149	16,969

The accompanying notes are an integral part of the consolidated financial statements.

Page 4	Third Quarter 2014

CONSOLIDATED BALANCE SHEETS

In millions of Canadian dollars (unaudited)	As at September 30, 2014	As at December 31, 2013

ASSETS
Current assets
Cash and cash equivalents	920	1,695
Short-term investments	1,293	1,689
Accounts receivable and other receivables	1,887	2,177
Derivative instruments	627	883
Regulatory assets	177	1
Materials, fuel and supplies	192	194
	5,096	6,639

Property, plant and equipment	60,226	59,077
Intangible assets	2,238	2,323
Investments	155	146
Derivative instruments	786	659
Regulatory assets	417	8
Other assets	4,346	4,258

	73,264	73,110

LIABILITIES
Current liabilities
Borrowings	819	23
Accounts payable and accrued liabilities	1,840	2,229
Dividend payable	–	2,207
Accrued interest	504	890
Asset retirement obligations	114	118
Derivative instruments	446	576
Current portion of long-term debt	1,569	1,157
	5,292	7,200

Long-term debt	42,590	43,067
Asset retirement obligations	787	834
Derivative instruments	917	1,295
Other liabilities	1,504	1,067
Perpetual debt	267	253
	51,357	53,716
EQUITY

Share capital	4,374	4,374

Retained earnings	18,149	15,568
Accumulated other comprehensive income	(616)	(548)
	17,533	15,020

	21,907	19,394

	73,264	73,110

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ Jacques Leblanc	/s/ Michael D. Penner
Chair of the Audit Committee	Chairman of the Board

Third Quarter 2014	Page 5

CONSOLIDATED STATEMENT OF CASH FLOWS

In millions of Canadian dollars (unaudited)		Three months ended September 30		Nine months ended September 30
	Notes	2014	2013	2014	2013
Operating activities
Net result		351	312	2,581	2,136
Adjustments to determine net cash flows from operating activities
Depreciation and amortization	4	607	603	1,843	1,783
Amortization of premiums, discounts and issue expenses related to debt securities		37	33	108	115
Other		(268)	(35)	(99)	59
Change in non-cash working capital items	6	433	(49)	(642)	(446)
Net change in accrued benefit assets and liabilities		93	(107)	4	(331)
		1,253	757	3,795	3,316
Investing activities
Additions to property, plant and equipment		(977)	(1,046)	(2,579)	(2,747)
Additions to intangible assets		(47)	(72)	(146)	(173)
Acquisition of investments		–	–	(1)	–
Net (acquisition) disposal of short-term investments		(253)	(306)	409	(425)
Other		4	7	(5)	16
		(1,273)	(1,417)	(2,322)	(3,329)
Financing activities
Issuance of long-term debt		999	1,597	1,011	1,597
Repayment of long-term debt		(868)	(610)	(2,023)	(1,682)
Cash receipts arising from credit risk management		654	1,256	2,380	3,869
Cash payments arising from credit risk management		(671)	(1,304)	(2,237)	(3,903)
Net change in borrowings		(1,006)	4	762	314
Dividend paid		–	–	(2,207)	(645)
Other		19	(10)	59	75
		(873)	933	(2,255)	(375)
Foreign currency effect on cash and cash equivalents		7	(3)	7	3
Net change in cash and cash equivalents		(886)	270	(775)	(385)
Cash and cash equivalents, beginning of period		1,806	1,528	1,695	2,183
Cash and cash equivalents, end of period		920	1,798	920	1,798
Supplementary cash flow information	6

The accompanying notes are an integral part of the consolidated financial statements.

Page 6	Third Quarter 2014

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In millions of Canadian dollars (unaudited)	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
Net result	351	312	2,581	2,136
Other comprehensive income
Change in deferred gains (losses) on items designated as cash flow hedges	73	(47)	(195)	(53)
Reclassification to operations of deferred (gains) losses on items designated as cash flow hedges	(74)	(63)	127	(83)
	(1)	(110)	(68)	(136)
Comprehensive income	350	202	2,513	2,000

The accompanying notes are an integral part of the consolidated financial statements.

Third Quarter 2014	Page 7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

For the three- and nine-month periods ended September 30, 2014 and 2013

Amounts shown in tables are in millions of Canadian dollars.

Note 1                         Basis of Presentation

As authorized by the Canadian Accounting Standards Board, Hydro-Québec opted to prepare its 2014 and 2013 consolidated financial statements in accordance with Canadian generally accepted accounting principles as set forth in Part V of the CPA Canada Handbook, “Pre-Changeover Accounting Standards.” As of January 1, 2015, Hydro-Québec’s consolidated financial statements will be prepared in accordance with United States generally accepted accounting principles.

Hydro-Québec’s consolidated financial statements also reflect the decisions of the Régie de l’énergie (the Régie). These decisions may affect the timing of the recognition of certain transactions in the consolidated operations, resulting in the recognition of regulatory assets and liabilities, which Hydro-Québec considers it is likely to recover or settle subsequently through the rate-setting process.

The quarterly consolidated financial statements, including these notes, do not contain all the required information regarding annual consolidated financial statements and should therefore be read in conjunction with the consolidated financial statements and accompanying notes in Hydro-Québec’s Annual Report 2013.

The accounting policies used to prepare the quarterly consolidated financial statements are consistent with those presented in Hydro-Québec’s Annual Report 2013.

Hydro-Québec’s quarterly results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters.

Note 2                         Effects of Rate Regulation on the Consolidated Financial Statements

Rate of return on equity and earnings sharing mechanism for the treatment of related variances

In decision D-2013-034 of March 4, 2014, the Régie set the Transmission Provider’s and the Distributor’s rate of return on equity for 2014 at 8.20%. The Régie also approved the implementation of an earnings sharing mechanism for the treatment of related variances.

Distribution

In decision D-2014-052 of March 25, 2014, the Régie authorized an average increase of 4.27% in all Hydro-Québec electricity rates except Rate L, for which the increase was set at 3.45%. The new rates are effective as of April 1, 2014. The authorized return on the rate base was set at 7.135%, assuming a capitalization with 35% equity.

In decision D-2014-037 of March 6, 2014, the Régie authorized the Distributor to modify the remaining amortization periods for variances related to 2010, 2011 and 2012 climate conditions to five, six and seven years, respectively, and asked it to continue using a five-year amortization period for the 2008 and 2009 variances as well as for variances recognized in 2013 and subsequent years.

In decision D-2014-086 of May 27, 2014, the Régie authorized an agreement regarding the temporary suspension of deliveries from a generating station. Recognition of the costs related to the suspension is deferred through the creation of a regulatory asset. The Régie also approved that this asset be amortized and the costs related to the suspension agreement be recovered in the rates on an annual basis.

Transmission

In decision D-2014-049 of March 20, 2014, the Régie set Hydro-Québec’s power transmission rates for 2013 and 2014. The authorized return on the rate base was set at 6.497% for 2013 and 7.053% for 2014, assuming a capitalization with 30% equity.

Page 8	Third Quarter 2014

Note 3      Revenue

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
Electricity sales[a]	2,602	2,596	9,783	9,152
Other	58	62	367	206
	2,660	2,658	10,150	9,358

a)        Including unbilled electricity deliveries, which totaled $677 million as at September 30, 2014 ($686 million as at September 30, 2013).

Note 4      Depreciation and Amortization

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
Property, plant and equipment	523	519	1,586	1,538
Intangible assets	77	68	231	202
Regulatory assets	–	4	1	13
Retirement of capital assets	7	12	25	30
	607	603	1,843	1,783

Note 5      Financial Expenses

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
Interest on debt securities	654	653	1,947	1,935
Net exchange (gain) loss	(18)	7	(19)	(12)
Guarantee fees related to debt securities	51	50	154	150
	687	710	2,082	2,073
Less
Capitalized financial expenses	89	79	243	217
Net investment income	5	11	19	28
	94	90	262	245
	593	620	1,820	1,828

Third Quarter 2014	Page 9

Note 6      Supplementary Cash Flow Information

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
Change in non-cash working capital items
Accounts receivable and other receivables	811	349	298	158
Materials, fuel and supplies	(10)	10	3	(9)
Accounts payable and accrued liabilities	(9)	(40)	(534)	(224)
Accrued interest	(359)	(368)	(409)	(371)
	433	(49)	(642)	(446)
Investing activities not affecting cash
Increase in property, plant and equipment and intangible assets	204	14	223	94
Interest paid	869	857	1,948	1,901

Note 7      Employee Future Benefits

			Three months ended September 30
	Pension Plan		Other plans
	2014	2013	2014	2013
Accrued benefit cost recognized	73	78	23	30

			Nine months ended September 30
	Pension Plan		Other plans
	2014	2013	2014	2013

Accrued benefit cost recognized	220	232	70	92

Page 10	Third Quarter 2014

Note 8                         Segmented Information

The following tables contain information related to operations and assets by segment:

						Three months ended September 30, 2014

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
Revenue
External customers	372	26	2,254	–	8	–	2,660
Intersegment customers	963	790	19	643	379	(2,794)	–
Result from continuing operations	336	179	(199)	–	35	–	351
Result from discontinued operations	–	–	–	–	–	–	–
Net result	336	179	(199)	–	35	–	351
Total assets as at September 30, 2014	32,671	20,708	14,430	444	5,216	(205)	73,264

						Three months ended September 30, 2013

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
Revenue
External customers	411	(15)	2,253	–	9	–	2,658
Intersegment customers	990	753	20	696	388	(2,847)	–
Result from continuing operations	303	124	(157)	–	49	–	319
Result from discontinued operations	(7)	–	–	–	–	–	(7)
Net result	296	124	(157)	–	49	–	312
Total assets as at September 30, 2013	31,745	19,931	13,300	452	6,245	(182)	71,491

Third Quarter 2014			Page 11

Note 8                         Segmented Information (continued)

						Nine months ended September 30, 2014

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
Revenue
External customers	1,359	98	8,636	–	57	–	10,150
Intersegment customers	3,718	2,335	62	1,660	1,121	(8,896)	–
Result from continuing operations	1,798	514	157	–	112	–	2,581
Result from discontinued operations	–	–	–	–	–	–	–
Net result	1,798	514	157	–	112	–	2,581
Total assets as at September 30, 2014	32,671	20,708	14,430	444	5,216	(205)	73,264

						Nine months ended September 30, 2013

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
Revenue
External customers	1,220	25	8,114	–	(1)	–	9,358
Intersegment customers	3,589	2,250	59	1,756	1,117	(8,771)	–
Result from continuing operations	1,414	416	231	–	62	–	2,123
Result from discontinued operations	13	–	–	–	–	–	13
Net result	1,427	416	231	–	62	–	2,136
Total assets as at September 30, 2013	31,745	19,931	13,300	452	6,245	(182)	71,491

Note 9                         Comparative Information

Some corresponding period data of the previous year have been reclassified to conform to the presentation adopted in the current periods.

Page 12	Third Quarter 2014

CONSOLIDATED FINANCIAL HIGHLIGHTS

(UNAUDITED)

Amounts shown in tables are in millions of Canadian dollars.

		Three months ended September 30				Nine months ended September 30
Summary of Operations	2014	2013	Change	(%)	2014	2013	Change	(%)

Revenue	2,660	2,658	0.1	Û	10,150	9,358	8.5	Û
Expenditure	1,716	1,719	0.2	Ü	5,749	5,407	6.3	Û
Financial expenses	593	620	4.4	Ü	1,820	1,828	0.4	Ü
Result from continuing operations	351	319	10.0	Û	2,581	2,123	21.6	Û
Result from discontinued operations	–	(7)	–	Û	–	13	–	Ü
Net result	351	312	12.5	Û	2,581	2,136	20.8	Û

Note: Throughout the Consolidated Financial Highlights, certain comparative figures have been reclassified to conform to the presentation adopted in the current periods.

Third Quarter 2014	Page 13

Highlights

Governance

On October 8, 2014, the Québec Cabinet announced the appointment of Michael D. Penner as Chairman of the Board of Hydro-Québec, effective immediately. A native of Montréal and lawyer by profession, Mr. Penner is the President and Chief Executive Officer of Bonneterie Richelieu (Int’l) and has extensive experience in business, both in Québec and internationally.

Generation	Québec Superior Court rules in favor of Hydro-Québec

Last July, the Québec Superior Court ruled in favor of Hydro-Québec in response to a motion filed by Churchill Falls (Labrador) Corporation Limited [CF(L)Co] to amend its contract with Hydro-Québec. In February 2010, the Newfoundland-based entity had petitioned the Court for permission to reopen the contract in order to negotiate different pricing terms than those agreed upon by the parties in 1969 or, failing that, to terminate the contract.

Transmission	National Grid to operate Hydro-Québec LineScout technology

In September, Hydro-Québec and British utility National Grid signed a licensing agreement for LineScout, a remote-controlled robot designed to inspect high-voltage transmission lines. Under the agreement, National Grid obtains the right to use LineScout technology in the U.K. for a 10-year period.

Ground transportation electrification	TM4, a subsidiary of Hydro-Québec, makes a significant breakthrough in China

Prestolite E-Propulsion Systems (PEPS), the joint venture set up in Beijing by TM4 and Prestolite Electric (Beijing), has made a significant breakthrough in China. More specifically, PEPS recently received orders from major Chinese bus manufacturers for more than 350 SUMO electric motor systems.

Hydro-Québec, 75, boul. René-Lévesque Ouest, Montréal (Québec) H2Z 1A4
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